EXHIBIT 99.B4(i)


ENHANCED DEATH BENEFIT ENDORSEMENT

This Endorsement modifies the Contract to which it is attached. The effective date of this Endorsement is the Issue Date shown on the Contract Schedule. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract captioned (Proceeds Payable on Death - Death Benefit Amount During The Accumulation Period).

PROCEEDS PAYABLE ON DEATH

Death Benefit Amount During the Accumulation Period: Prior to the Owner, or the oldest Joint Owner, attaining age 80, the death benefit during the Accumulation Period will be the greater of:

     1. The Adjusted Contributions determined in accordance with this Endorsement; or

     2. The Contract Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

     3. The Contract Value on the most recent seven year Contract Anniversary or the Adjusted Contributions (determined in accordance with this Endorsement) as of the most recent seven year Contract Anniversary, whichever is greater. This amount is increased for subsequent Contributions and reduced for subsequent partial withdrawals in the same proportion that the Contract Value was reduced on the date of the withdrawal.

After the Owner, or the oldest Joint Owner, attains age 85 the death benefit during the Accumulation Period will be the Contract Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method.

Adjusted Contributions are equal to the initial Contribution increased for subsequent Contributions and reduced for subsequent partial withdrawals in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Signed for London Pacific Life & Annuity Company by: